UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-41559

NWTN INC.
(Translation of registrant’s name into English)

c/o Alan Nan WU

Office 114-117, Floor 1,

Building A1,

Dubai Digital Park, Dubai Silicon Oasis,

Dubai, UAE
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Loan and Pledge

On September 7, 2023, Alan Nan Wu, the Chief Executive Officer and Chairman of the Board of Directors of NWTN Inc., a Cayman Islands exempted company (“NWTN”), ICONIQ Green Technology FZCO, a wholly-owned subsidiary of NWTN (“ICONIQ Green”), NWTN Automobile Cars Trading LLC, a wholly-owned subsidiary of ICONIQ Green (“NWTN Automobile,” together with Mr. Wu and ICONIQ Green, the “Borrowers”), and ICONIC Investment One SPV RSC Ltd (the “Lender”) entered into a loan agreement (the “Loan Agreement”). Pursuant to the Loan Agreement, the Borrowers agreed to procure a loan of USD 30 million from the Lender (the “Loan”) with an annualized interest of 10% for a period beginning on the date of Loan Agreement and ending on the date that the loan is fully repaid, which is due no later than three months from the date of release of the full loan amount.

As a condition to the Loan Agreement, ICONIQ Green, NWTN Automobile and the Lender entered into a movable pledge agreement on September 7, 2023 for the pledge of all vehicles owned by NWTN Automobile to the Lender until the Loan is repaid.

As additional security for the Loan, Mr. Wu transferred to the Lender 3,348,215 Class B ordinary shares (the “Shares”) of NWTN that Mr. Wu beneficially owns through Muse Limited, an entity wholly owned by Mr. Wu (“Muse”), which Shares shall be transferred back by the Lender to Muse when the Loan is repaid.

The Shares are subject to lock-up restrictions under that certain lock-up agreement, dated as of April 15, 2022 (the “Lock-Up Agreement”), entered into by and among NWTN, Navy Sail International Limited, ICONIQ Holding Limited, East Stone Acquisition Corporation and Muse. A waiver to the Lock-Up Agreement was signed to temporarily release Muse from its lock-up obligations regarding the Shares from September 6, 2023 to November 30, 2023.

The proceeds of the Loan were used to replenish working capital and general corporate funds.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 15, 2023	NWTN INC.

	By:	/s/ Alan Nan Wu
	Name:	Alan Nan Wu
	Title:	Chief Executive Officer, Executive Director and Chairman

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